UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

361438104

(CUSIP Number)

Laurie Smiley, Esq.

Cascade Investment, L.L.C.
2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

Matthew S. Topham, Esq.
Kirkpatrick & Lockhart
Preston Gates Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 845,562*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 845,562*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 845,562*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) OO

*All Common Stock held by Cascade Investment,L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 361438104

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 845,562*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 845,562*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 845,562*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) IN

*All Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment”) relates to the Class A Common Stock, $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”). This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates” and collectively with Cascade, the “Reporting Persons”). This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006, March 27, 2006, July 6, 2006 and April 25, 2007.

Item 5.	Interest in Securities of the Issuer

a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons

According to the Issuer, as of October 31, 2007, there were 7,438,369 shares of Common Stock issued and outstanding.  As of the filing date of this Schedule 13D, Cascade beneficially owns 754,717 shares of Common Stock issuable upon conversion of a promissory note issued by the Issuer to Cascade (the “Note”) and 90,845 shares directly for an aggregate of 845,562 shares of Common Stock, which represents approximately 10.3% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note.  All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Schedule 13D, if Cascade converted the Note, Cascade (and Gates, as the sole member of Cascade) would have sole power to vote or direct the vote and dispose or direct the disposition of 845,562 shares of Common Stock.

(c)  On January 22, 2008, Cascade converted $10 million of the Note into Common Stock at a conversion price of $53 per share, resulting in the issuance of 188,679 shares of Common Stock to Cascade.  During the past 60 days, Cascade sold a total of 97,834 shares of Common Stock on the dates and at the prices set forth on Exhibit 99.1.  The sales were made for cash in open market transactions.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
99.1	Dates and prices of sales of Common Stock during the past sixty days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

CASCADE INVESTMENT, L.L.C.(1)

By:	/s/ Michael Larson
Name:	Michael Larson
Title:	Business Manager

WILLIAM H. GATES III(1)

By:	/s/ Michael Larson
Name:	Michael Larson(2)
Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to GAMCO Investors, Inc. filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.